Exhibit 99.1
SAP Interim Report
JANUARY – MARCH 2009

2
INTRODUCTORY NOTES
This quarterly report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Quarterly Financial Statements (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Reporting Interpretations Committee (IFRC) endorsed by the European Union (EU) on March 31, 2009. The “Additional Financial Information” section provides financial information in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), non-GAAP financial information and explanations about the significant differences between U.S. GAAP and IFRS and their effect on the SAP group.
All of the information in this interim report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.
The U.S. GAAP and non-GAAP financial data in the “Additional Financial Information” section is unchanged from our press release of April 29, 2009.

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INTERIM REVIEW OF SAP GROUP OPERATIONS
(UNAUDITED)
FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements that are based on our beliefs and assumptions made using information currently available to us. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The risks and uncertainties include, but are not limited to: economic conditions in general and trends in our business, particularly the current global economic crisis, the general global economic uncertainty, and any further deterioration of current conditions; claims and lawsuits against us; our ability to use intellectual property; the success of our new SAP Enterprise support services; and other risks and uncertainties. We describe these risks and uncertainties in the Risk Factors and Risk Management section of our Annual Report 2008. The words “anticipate,” “believe,” “continue,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek to,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such forward-looking statements and information include, for example, the quantitative and qualitative disclosures about market risk pursuant to IFRS 7 and related statements in Note 26 in the Notes to the Consolidated Financial Statements section of our Annual Report 2008, the Risk Factors and Risk Management section, our outlook guidance, and other forward-looking information appearing in other parts of the Annual Report 2008. The factors that could affect our future financial results are discussed more fully in our filings with the U.S. Securities and Exchange Commission (SEC), including among others our Annual Report on Form 20-F for fiscal year 2008. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this review. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise.

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NON-IFRS-BASED FINANCIAL INFORMATION
We show and explain the reconciliation from IFRS measures to U.S. GAAP measures and to non-GAAP measures in the “Additional Financial Information” section.
BUSINESS IN THE FIRST QUARTER 2009
GLOBAL ECONOMY
Economic activity remained slack in early 2009 as a result of the international financial and economic crisis. The Organisation for Economic Co-operation and Development (OECD) and the International Monetary Fund (IMF) both spoke in March 2009 of the deepest and most widespread recession since the end of World War II.
In the period covered by this present report, the news from the Europe, Middle East, and Africa (EMEA) region was uneven. The IMF reports that, of all of the world’s regions, Africa and the Middle East experienced the least deceleration in growth. However, it says falling prices were a source of difficulty for countries that depend on exporting commodities. Only in the petroleum-exporting countries was government spending able to cushion the effect of shrinking inflows, the IMF observes.
It reports that Europe was particularly severely affected: Many countries in central and eastern Europe faced growing trade deficits as capital inflows contracted. The OECD and the European Central Bank (ECB) both report that the economy of the euro area was adversely affected by the collapse of demand for exports and by diminishing financial confidence among consumers and producers. Germany was especially affected because it depends heavily on the export of capital goods.
The IMF, the OECD, and the ECB all note that the reduced availability of financing and a decline in demand affected the economies of the Americas region. This applied particularly to the United States, where the crisis in the financial markets was most severe. U.S. companies and households felt the impact of very tight credit conditions, and the recession, which deepened in late 2008, continued into 2009.
The crisis reached the Asia Pacific Japan (APJ) region a little later. The ECB and the IMF report that economic activity in the APJ region grew much more slowly in the first quarter of 2009, and that in some countries in the region it contracted. Japan relies on exports, which declined steeply according to the OECD and the ECB — as much as 49.4% year-over-year on February’s numbers — causing a drag on the country’s internal economy, despite supportive government spending.
THE IT MARKET
The IT market was caught up in the global economic crisis in the second half of 2008. Spending on IT declined considerably as companies postponed or canceled plans to invest. The effect was more severe in the hardware segment than in the software market, according to International Data Corporation (IDC), a market research firm based in the United States.
In IDC’s assessment, in the EMEA region it was the European countries that most felt the impact in the first quarter of 2009. The crisis was also very evident in Germany in the first quarter of 2009. The sudden decrease in IT spending late in 2008 in Russia especially affected the market in central and eastern Europe. In contrast, IDC describes the Middle East and Africa as an oasis of stability, where governments focused on modernization and continued to invest in IT.
IDC reports that market trends in the Americas region were characterized by companies’ reluctance to commit to new IT projects, partly mitigated by their efforts to protect existing IT budgets.
Since the beginning of this year, the APJ region has also been experiencing the impact of the economic downturn on the IT market, IDC says. Nonetheless, organizations identified software and services projects as long-term strategic imperatives and attempted to persist with them for as long as possible. In India and China, the crisis has brought IT spending growth down from double-digit to single-digit percentages. The effect in Japan is similar: Overall IT spending is expected to decline this year; percentage growth in the middle of the single-digit range is expected in the software segment.
BUSINESS AT SAP IN THE FIRST QUARTER OF 2009
Operational Target for 2009 (non-GAAP)
We expressed our operating targets for 2009 in non-GAAP terms derived from U.S. GAAP measures. For this reason, the following review discusses the achievement of our non-GAAP financial measures. For a reconciliation and explanation of our U.S. GAAP and non-GAAP financial measures see the “Additional Financial Information” section.
In the beginning of 2009, we targeted our 2009 non-GAAP operating margin, which excludes a nonrecurring deferred support revenue writedown from the acquisition of Business Objects and acquisition-related charges, to be in the range of 24.5% to 25.5% at constant currencies. That includes

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nonrecurring restructuring costs of between €200 million and €300 million that we expect to incur as we reduce our workforce and that we expect will negatively impact our non-GAAP operating margin by approximately 2 to 3 percentage points. The operating margin (non-GAAP) decreased in the first quarter of 2009 compared to prior year’s first quarter by 2.5 percentage points to 17.0% (Q1 2008: 19.5%). This includes nonrecurring restructuring expenses in connection with the reduction of workforce, which negatively impacted the operating margin (non-GAAP) by 6.6 percentage points. The operating margin (non-GAAP) decreased at constant currencies by 2.3 percentage points to 17.2%.
Our 2009 non-GAAP operating margin outlook is based on the assumption that our 2009 non-GAAP software and software-related service revenue, which excludes a nonrecurring deferred support revenue writedown from the acquisition of Business Objects, will be unchanged or decline not more than 1 % at constant currencies (2008: €8,623 million).
In the first quarter of 2009, our software and software-related service revenue, which excludes a nonrecurring deferred support revenue writedown of €11 million from the acquisition of Business Objects, declined by 2% to €1.75 billion compared to the first quarter of 2008 (Q1 2008: €1.78 billion). Excluding currency effects the decrease amounted to 4%.
Key figures — SAP Group 1/1/-3/31/2009 (Non-GAAP)

	1/1/-3/31/	1/1/-3/31/
€ millions, unless otherwise stated	2009	2008	Change	Change in %
Non-GAAP software and software-related service revenue (constant currency)	1,719	1,783	-64	-4
Non-GAAP total revenue (constant currency)	2,362	2,507	-145	-6
Non-GAAP operating income (constant currency)	407	489	-82	-17
Non-GAAP operating margin in % (constant currency)	17.2	19.5	-2.3pp	-12
Non-GAAP EPS attributable to shareholders of SAP AG — basic in €	0.22	0.28	-0.06	-21

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Key figures — SAP Group 1/1/-3/31/2009 (IFRS)

	1/1/-3/31/	1/1/-3/31/
€ millions, unless otherwise stated	2009	2008	Change	Change in %
Software revenue	418	622	-204	-33
Support revenue	1,252	1,062	190	18
Software and software-related service revenue	1,741	1,740	1	0
Total revenue	2,397	2,464	-67	-3
Operating profit	307	360	-53	-15
Operating margin in %	12.8	14.6	-1.8pp	-12
Profit before income taxes	287	356	-69	-19
Profit after income taxes	196	248	-52	-21
Headcount in full-time equivalents (March 31)	49,922	51,435	-1,513	-3
Days sales outstanding (March 31)	73	68	5	7
EPS attributable to shareholders of SAP AG — basic in €	0.17	0.21	-0.04	-19
In the sections that follow, our revenues, expenses, income and financial position are discussed in detail only in terms of IFRS measures, so the numbers are not explicitly identified as IFRS measures.
RESULTS (IFRS)
Revenue (IFRS)
The software and software-related service revenues were €1.74 billion (2008: €1.74 billion), flat year-over-year.
Total revenues were €2.40 billion (2008: €2.46 billion), a decrease of 3%.
Software revenues were €418 million (2008: €622 million), a decrease of 33%. The decrease is the result of the difficult operating environment worldwide due to the global economic downturn, and the tough comparison to the first quarter of 2008, which was prior to the economic crisis that disrupted the global markets in the third quarter of 2008.
In the first quarter of 2009, the support revenues were positively influenced by the rollout of SAP Enterprise Support and increased by 18% to €1,252 million (2008. €1,062 million). However, due to the difficult operating environment, we also had a negative impact from increased sales allowances, primarily resulting from potential collectability issues with individual customers, mainly in North America.
In the first quarter of 2009, we closed major contracts in several key regions including EWE Aktiengesellschaft, Papadopoulos Biscuits, SNCF, and The Bank of Ireland Group in the EMEA region; Banco de Credito de Colombia, Centerpoint Energy, Open Range Communications and Westinghouse Electric in the Americas region; and Kingfisher Airlines, Kubota Corporation, Liaoning Electric Power, National University of Singapore in the Asia Pacific Japan region.
Operating results (IFRS)
The operating profit was €307 million (2008: €360 million), a decrease of 15%. The operating profit were negatively impacted by restructuring expenses of €166 million mainly resulting from the previously announced reduction of workforce, which are expected to be between €200 million to €300 million for 2009.
The operating margin was 12.8% (2008: 14.6%), a decrease of 1.8 percentage points. The restructuring expenses resulting from the previously announced reduction of workforce negatively impacted the operating margin by 6.9 percentage points.
The effective tax rate in the first quarter of 2009 was 31.7% (2008: 30.3%). The effective tax rate increased as the impact of the German tax reform was not as beneficial as in the first quarter of 2008.
The profit after income taxes was €196 million (2008: €248 million), a decrease of 21%. The profit after income taxes was also negatively impacted by restructuring expenses mainly resulting from the previously announced reduction of workforce.
The basic earnings per share from continuing operations were €0.17 (2008: €0.21), a decrease of

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19%. The restructuring expenses negatively impacted the basic earnings per share by €0.09.
FINANCIAL POSITION (IFRS)
Operating cash flow for the first three months of 2009 was €1,385 million (2008: €1,067 million). Generally, our operating cash flow is higher in the first quarter of the year than in the remaining quarters. This mainly relates to support contracts, which we typically invoice in January of each year and that are usually paid by our customers during first quarter.
On March 31, 2009, our Group liquidity, comprising cash and cash equivalents in the amount of €2,020 million (December 31, 2008: €1.277 million), restricted cash in the amount of €1 million (December 31, 2008: €3 million) and short-term investments and certain investments that U.S. GAAP defines as short-term but IFRS defines as long-term in the amount of €932million (December 31, 2008: €382 million), totaled €2,953million (December 31, 2008: €1,622 million). This increase in comparison to December 31, 2008, was primarily due to a higher operating cash flow.
Total assets stood at €15,217 million on March 31, 2009, an increase of 9% from €13,900 million on December 31, 2008.
RESEARCH AND DEVELOPMENT, PRODUCTS (IFRS)
“Customers now more than ever need clarity in their businesses, but they also need solutions that are quick to implement and provide a fast return on investment. We are providing customers with both with solutions from SAP BusinessObjects to our new SAP Business Suite 7, which gives customers the ability to quickly address critical pain points with pre-configured industry best practices in a modern and open architecture. In this difficult environment, we have maintained our market leadership because we have the industry’s broadest and deepest product portfolio for large, midsized and small companies, and we have the ability to continue to innovate,” said Léo Apotheker. That is why continued development of our solution offerings was again our focus in the first three months of 2009.
Research and development (R&D) expenses decreased by 10% to €365 million in the first three months of 2009 compared to €405 million of the first three months of 2008. Underscoring our commitment to development, the amount we spent on R&D as a percentage of total revenue in the first three months of 2009 was 15%, slightly lower to the prior year level (2008: 16%). The high R&D quotient reflects our engagement in development. The number of full-time equivalent (FTE ) employees working in development teams declined in the first quarter of 2009 due to the

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previously announced reduction of workforce by 3% to 15,401 (March 31, 2008: 14,990; December 31, 2008: 15,547).
Our research, development, and product efforts were rewarded with the following achievements:
In February, SAP and Landis+Gyr, one of the world’s premier metering solutions providers, announced the signing of a software development cooperation agreement for the integration of Landis+Gyr’s advanced metering infrastructure with the SAP for Utilities solution portfolio using enterprise services. The integration will enable certain end-to-end business processes — from the meter to the business applications — and deliver a new level of transparency and availability of energy data that can enable higher process and energy efficiency for energy utilities.
Also in February, we unveiled SAP Business Suite 7 software, a next-generation software suite that helps businesses to optimize their performance and reduce IT cost. SAP Business Suite is designed to ease upgrades and help customers reduce IT costs with enhancement packages; gain stronger insights with select analytics capabilities from the SAP BusinessObjects portfolio; and achieve end-to-end process excellence through the modular deployment of industry best practices and service-oriented architecture (SOA).
In mid-February we announced the availability of SAP BusinessObjects XBRL Publishing application by UBmatrix, a new eXtensible Business Reporting Language (XBRL) application that enables customers to communicate financial and business information, which is required by authorities like the Securities and Exchange Commission (SEC) in the U.S. and HM Revenue & Customs in the U.K.
In March, we announced plans to integrate pre-configured SAP BusinessObjects solutions into SAP Business All-in-One solutions. As part of these enhancements, business intelligence functionality from the SAP BusinessObjects portfolio is intended to be included in SAP Business All-in-One, providing customers with instant access to trusted and timely data.
Also in March, we announced we will collaborate with Intel to optimize SAP Business One applications on Intel Xeon Processor based systems to enable small businesses to lower cost by achieving faster time to value of their IT investments. SAP and Intel intend to encourage original equipment manufacturers (OEM) and solution providers to create industry-specific bundles to leverage the results of this collaboration.
SAP and Sybase, an industry leader in delivering enterprise and mobile software, in March announced a partnership centred around co-innovation that will change how users access critical business information anytime, anywhere. The two companies are co-innovating and collaborating to deliver the new SAP Business Suite software for the first time to iPhone, Windows Mobile, BlackBerry and other devices by integrating it with Sybase’s industry-leading mobile enterprise application platform.
In mid-March, we announced a new version of the SAP BusinessObjects Global Trade Services application, part of the SAP BusinessObjects governance, risk, and compliance (GRC) family of solutions. Combined with the SAP BusinessObjects Risk Management application, also an SAP BusinessObjects GRC solution, the new application automates regulatory compliance across numerous trade processes such as logistics and order fulfilment, helping customers to identify and mitigate supply chain risk easily, quickly, and effectively.
EMPLOYEES
At the end of January 2009, we announced our intention to reduce our workforce from 51,544 to 48,500 positions worldwide by the end of 2009 to enable SAP to adapt its size to today’s market conditions and the effects of the global recession. Accordingly, in the first quarter of 2009 SAP reduced the workforce by 1,622 full-time equivalents. At the end of the first quarter of 2009, our total worldwide headcount was 49,922 (Q4 2008: 51,544). Of those 49,922 employees, 15,520 were based in Germany (Q4 2008: 15,582).
One of SAP’s greatest achievements as a company is that we are continuously recognized as an “employer of choice” by employees who perceive SAP a great place to work. An employer of choice drives a values-driven culture that is respected and admired throughout the industry. Employees play a major role in defining an employer of choice as it reflects their desire to join a specific company and consciously support the goals and strategies that will make their chosen company successful. These are examples of recent awards and recognition we gained in Q1, 2009:
▪	SAP AG has been named one of the “Best Companies to Work for in Germany,” ranking second in the category “Big Enterprise with More Than 5,000 Employees” in the 2009 list compiled by the Great Place to Work Institute in Germany. The Institute also presented us special awards for

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“Diversity” and “Development of Older Employees.”

▪	For the third year in a row, SAP Japan has been chosen as one of the top 25 firms in the Great Place to Work for in Japan survey.

▪	SAP was ranked among best workplaces by the Great Place to Work Institute Finland (8 out of 20 short-listed companies in category for companies with 50-500 employees.).

▪	SAP México achieved 10th place in the prestigious business magazine CNN “Las Super Empresas” (“The Best Enterprises”) ranking.
COMPANY ORGANIZATION
Our Co-CEO Henning Kagermann has decided to leave us in May 2009 after 27 years with SAP and 18 years on the Executive Board. Until he leaves SAP, he will be Co-CEO with Léo Apotheker. From June 2009 on, Léo Apothker will be the sole CEO of SAP AG.
Claus Heinrich, a member of our Executive Board, has decided to leave us in May 2009. Until the end of 2008, his fields of responsibility included SAP’s own IT, the optimization of our internal business processes, and the worldwide SAP Labs network. He was also responsible for global human resources and labor relations. On January 1, 2009, Erwin Gunst succeeded Claus Heinrich as director of labor relations.
In March, we announced a long-term strategic focus on sustainability, covering both our own operations and customer solutions for more sustainable business practices. First, to help our customers with their sustainability efforts, we, together with TechniData AG, unveiled expanded solutions for environment, health and safety (EHS) management. In addition, to demonstrate its commitment to sustainable operations internally, we announced we will reduce our greenhouse gas emissions down to our year-2000 levels by the year 2020. And, moving forward, we announced that our sustainability efforts will be led by a newly formed cross-functional sustainability organization headed by our first chief sustainability officer.
ACQUISITIONS
We did not acquire any businesses in the first quarter of 2009.
SAP SHARE AND MARKET CAPITALIZATION
SAP AG common shares are listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each representing one common share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.
SAP stock closed on March 31, 2009, at €26.68 (XETRA). That meant our market capitalization was approximately €32.7 billion at the end of the first three months of 2009, based on 1,226 million shares outstanding. The stock price had increased 5.7%

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since the close of 2008. The DAX declined 15.1% during the first three months, and the Dow Jones EURO STOXX 50 decreased 15.4%. The S&P North Software-Software IndexTM (which is the successor of the GSTI Software Index) increased 3.9% over the same period.
In the first quarter of 2009 we did not acquire any treasury shares. 81,796 shares were acquired by employees who exercised stock options under SAP’s share-based compensation programs. On March 31, 2009, SAP held treasury stock in the amount of 38 million shares (approximately 3.1% of total shares outstanding) at an average price of €35.43 per share.
The Executive Board and the Supervisory Board of SAP AG recommend that shareholders approve a dividend of €0.50 (unchanged from previous year) per ordinary share at the Annual General Meeting of shareholders. If the shareholders approve this recommendation, the total amount distributed in dividends would be approximately €594 million (based on the outstanding shares as of December 31, 2008), representing a pay-out ratio of 32%.
Additional information about the SAP common stock is available on Bloomberg under the symbol “SAP GR”, on Reuters under “SAPG.F”, on Quotron under “SAGR.EU” and on SAP’s Website: www.sap.com.
EVENTS AFTER THE END OF THE QUARTER
In April we successfully placed a “Schuldschein” (private placement transaction) in the amount of €667 million which further enhanced our liquidity.
RISK FACTORS
SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. For any changes in legal risks since our Annual Report 2008, see Note 11 to the IFRS Consolidated Interim Financial Statements. The other risk factors described in detail in the SAP Annual Report 2008 and the SAP Annual Report on Form 20-F for 2008 filed with the SEC continue to be applicable without material changes.
BUSINESS OUTLOOK
FUTURE TRENDS IN THE GLOBAL ECONOMY
There will be no substantial global economic recovery in the remainder of 2009: The OECD, the IMF, and the ECB all agreed about that in the projections they made in March and April 2009. In the view of the OECD, the worldwide crisis in the finance sector, the resultant loss of confidence, and the slowdown in economic activity are all too far-reaching to turn around quickly. Like the IMF, it believes the world economy will decline further into recession in 2009. It expects it will be 2010 before government economic packages begin to have the desired effect. Not before then will the finance industry operate properly and the credit markets recover, the IMF forecasts.
The analysts also agree about the prospects for 2009 in the EMEA region: The economy there will continue to contract through the year but the contraction will decelerate. In 2010, they expect a return to moderate economic growth — although in Germany, fiscal stimulus measures are expected to show some signs of bearing fruit as early as the second half of 2009.
The IMF and the OECD agree that the recession can also be expected to continue for the rest of 2009 in the Americas region. However, they expect the rate of contraction to diminish in the second half of the year, as the U.S. economy, for example, responds to fiscal stimulus measures and the finance markets find their feet again. The economists forecast recovery gradually beginning in 2010.
This picture is also reflected in the APJ region, notably in Japan: Assuming domestic demand revives, the IMF and the OECD expect the economy to stabilize in the first half of 2010 after further contraction in 2009.
All of these projections are based on the assumption that the financial crisis will not turn out to be worse than the economists at the IMF, the OECD, and the ECB currently anticipate, and that the stress in the financial markets will dissipate from the end of 2009. If, however, the ailing economy further undermines the banking system or if government actions prove insufficient, the recession would deepen further. On the other hand, the start of the recovery could be advanced if the efforts made by governments were to take hold sooner than expected.
IT MARKET — THE OUTLOOK
For the remainder of 2009, IDC expects the software segment to fare better than the hardware segment: In February 2009, it forecast that global software spending will increase slightly, whereas the market for hardware will contract a little. According to IDC, the growth in overall IT spending will decelerate because many organizations will be postponing or trimming their IT projects this year.

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It believes that until now the software business has been affected rather less severely than the hardware sector because the effect of the recession has been slower to impact spending on software than on other items. In a crisis, companies initially invest in software to save costs and improve productivity.
The EMEA region is expected to be severely affected by the crisis for the rest of 2009: IDC predicts that the IT market in the region will remain flat; Gartner, another a market research firm based in the United States, expects it to contract significantly. The only exceptions, IDC says, will be the Middle East and Africa, where it believes IT spending will increase. In contrast, IDC’s researchers are projecting a decline in IT investment in central and eastern Europe, and they expect the decline to be severest in Russia. IDC does, however, believe that this country should recover vigorously in 2010 and 2011, because the right technological fundamentals are already in place. In western Europe, IDC also expects very limited growth in IT spending this year. It says cost containment will severely affect software investment, which it expects to grow little in this region in 2009.
Uncertainty about the future course of the slowdown will remain a drag on the Americas market in 2009. IDC expects for this market stagnation and for the segment packaged software only little growth.
IDC reports that in the APJ region, many companies are looking ahead to economic recovery in the space of two to three years. However, the analysts have also trimmed this year’s expectations for the software segment in Asia, and do not now expect it to grow much. It believes the prospects in India and China are relatively bright in this context: In those markets, IDC expects that as soon as the global economy begins to turn around, IT investment will quickly pick up. However, this does not apply to Japan: IDC forecasts that in 2009, total spending on IT in Japan will decrease.
All projections and forecasts are based on the assumption that the economy, and especially the financial markets and the credit sector, will begin to recover from the crisis commencing Autumn 2009. However, if the recession were to continue longer or prove deeper than currently anticipated, the analysts would revise their projections and forecasts downward.
BUSINESS AT SAP
Business Environment and Cost Containment Measures for 2009
We expect the 2009 operating environment to remain challenging. In addition, the second quarter of 2009 will be a difficult comparison to the strong results reported in the second quarter of 2008, which was prior to the economic crisis that disrupted the global markets beginning in the third quarter of 2008.
Previously, we announced that in order to enable the Company to adapt our size to today’s market conditions and the broader impact of the global recession, we intended to reduce our workforce globally to 48,500 positions by year-end 2009, taking full advantage of attrition as a factor in reaching this goal, and that it expected the reduction of positions to trigger one-time restructuring expenses of between €200 million to €300 million for 2009 and to produce annual savings of some €300 million to €350 million beginning in 2010 compared to 2008 figures. The restructuring expenses of €166 million in the first quarter of 2009 mainly cover the reduction of 2,200 positions. For further information regarding restructuring expenses please refer to Note 7.
We will continue with the cost saving measures that we initiated in October 2008 and will take further steps to reduce expenses, including maintaining tight cost controls on all variable expenses, including third-party related costs, as well as capital expenditures.
Business Outlook
We maintain the following outlook for the full-year 2009 as described in our January 28, 2009 fourth quarter and full year results press release.
Due to the continued uncertainty surrounding the economic and business environment, we will not provide a specific outlook for software and software-related service revenues for the full-year 2009. We expect our full-year 2009 non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 24.5% — 25.5% at constant currencies. This includes one-time restructuring expenses between €200 million to €300 million expected to result from the reduction of the workforce, which negatively impacts the non-GAAP operating margin outlook by approximately 2 — 3 percentage points. The 2009 non-GAAP operating margin outlook is based on the assumption that 2009 non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will be flat to a decline of 1% at constant currencies (2008: €8.623 billion).
We expect a corresponding decrease in our operating income.

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We project an effective tax rate of 29.5% — 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%).
If the Annual General Meeting of Shareholders on May 19, 2009 so resolves, we will again pay a dividend for the year 2008 that provides a payout ratio of about 32%.
Excepting acquisitions, our planned capital expenditures for 2009 will be covered in full by operating cash flow and will chiefly be spent on completing new office buildings at various locations.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any positive effects in 2009 from a major acquisition.

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     13
IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
CONSOLIDATED STATEMENTS OF INCOME
FOR THREE MONTHS ENDED MARCH 31

€ millions, unless otherwise stated	Notes	2009	2008	Change in %
Software revenue		418	622	-33
Support revenue		1,252	1,062	18
Subscription and other software-related service revenue		71	56	27
Software and software-related service revenue		1,741	1,740	0
Consulting revenue		553	587	-6
Training revenue		72	104	-31
Other service revenue		24	25	-4
Professional services and other service revenue		649	716	-9
Other revenue		7	8	-13
Total revenue		2,397	2,464	-3

Cost of software and software-related services		-386	-375	3
Cost of professional services and other services		-521	-568	-8
Research and development		-365	-405	-10
Sales and marketing		-513	-599	-14
General and administration		-139	-152	-9
Restructuring	(7)	-166	-5	3,220
Other income/expense, net		0	0	N/A
Total operating expenses		-2,090	-2,104	-1

Operating profit		307	360	-15

Other non-operating income/expense, net		-2	-2	0
Interest income		9	23	-61
Interest expense		-24	-31	-23
Other financial income		-3	7	-143
Share of loss of associates accounted for using the equity method		0	-1	-100
Financial income/expense, net		-18	-2	800
Profit before income taxes		287	356	-19
Income taxes	(5)	-91	-108	-16
Profit after income taxes		196	248	-21
— Profit attributable to noncontrolling interests		0	0	N/A
— Profit attributable to shareholders of SAP AG		196	248	-21

Earnings per share attributable to shareholders of SAP AG — basic in €	(6)	0.17	0.21	-19
Earnings per share attributable to shareholders of SAP AG — diluted in €	(6)	0.16	0.21	-24

14     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

€ millions	Notes	3/31/2009	12/31/2008	Change in %
Assets
Cash and cash equivalents		2,020	1,277	58
Restricted cash		1	3	-67
Short-term investments		932	382	144
Other financial assets		151	206	-27
Financial assets		1,083	588	84
Accounts receivable, net		3,250	3,128	4
Other assets		79	92	-14
Income tax receivables		283	399	-29
Prepaid expenses/deferred charges		117	84	39
Current assets		6,833	5,571	23
Goodwill		5,014	4,975	1
Intangible assets, net		1,080	1,140	-5
Property, plant, and equipment, net		1,402	1,405	-0
At-equity investments		22	21	5
Other investments		71	74	-4
Other financial assets		163	167	-2
Financial assets		256	262	-2
Accounts receivable, net		1	2	-50
Other assets		42	39	8
Income tax receivables		75	33	127
Deferred income taxes		483	441	10
Prepaid expenses/deferred charges		31	32	-3
Noncurrent assets		8,384	8,329	1

Total assets		15,217	13,900	9

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     15

€ millions	Notes	3/31/2009	12/31/2008	Change in %
Liabilities and total equity
Accounts payable		520	539	-4
Income tax payable		315	363	-13
Financial liabilities		2,533	2,563	-1
Other liabilities		1,084	1,488	-27
Financial and other liabilities		3,617	4,051	-11
Provisions		366	248	48
Deferred income*		2,082	623	234
Current liabilities		6,900	5,824	18
Accounts payable		2	5	-60
Income tax obligations		301	278	8
Financial liabilities		29	40	-28
Other liabilities		51	50	2
Financial and other liabilities		80	90	-11
Provisions		257	232	11
Deferred tax liabilities		212	239	-11
Deferred income*		57	61	-7
Noncurrent liabilities		909	905	0
Total liabilities		7,809	6,729	16
Common stock, no par value		1,226	1,226	0
Treasury stock		-1,353	-1,362	-1
Additional paid-in capital		318	320	-1
Retained earnings*		7,638	7,442	3
Accumulated other comprehensive loss		-423	-457	-7
Total equity attributable to shareholders of SAP AG		7,406	7,169	3
Noncontrolling interests		2	2	0
Total equity	(8)	7,408	7,171	3

Total liabilities and total equity		15,217	13,900	9

*	Adjustments to prior year reported numbers are based on the application of IFRIC 13, “Customer Loyalty Programmes”.

16     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THREE MONTHS ENDED MARCH 31

€ millions	2009	2008
Profit after taxes	196	248
Currency translation adjustments	31	-75
Unrealized holding gains and losses on marketable securities	0	-2
Reclassification adjustments on marketable securities for gains and losses included in profit after taxes	0	1
Net unrealized gains and losses on marketable securities	0	-1
Unrecognized pension cost increase/reduction	-1	1
Unrealized gains and losses on foreign currency and interest rate cash flow hedges	-17	37
Reclassification adjustments on foreign currency and interest rate cash flow hedges for gains and losses included in profit after taxes	19	-11
Net unrealized gains and losses on foreign currency and interest rate cash flow hedges	2	26
Unrealized gains and losses on STAR hedges	2	13
Reclassification adjustments on STAR hedges for gains and losses included in profit after taxes	-1	-8
Net unrealized gains and losses on STAR hedges	1	5
Currency effects from intercompany long-term investment transactions	1	-22
Other comprehensive income before deferred taxes	34	-66
Deferred taxes on income and expense recognised directly in equity	0	-10
Other comprehensive income	34	-76
Comprehensive income	230	172
— attributable to noncontrolling interests	0	0
— attributable to shareholders of SAP AG	230	172

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     17
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31

						Equity
				Accumulated		attributable
		Additional		other		to share-	Non-
	Common	paid-in	Retained	comprehensive	Treasury	holders of	controlling
€ millions	capital	capital	earnings	income/ loss	stock	SAP AG	interests	Total
January 1, 2008 prior to IFRS 13 adjustment	1,246	347	6,925	-307	-1,734	6,477	1	6,478
Cumulated difference from the first-time adoption of IFRIC 13			-12			-12		-12
January 1, 2008 after IFRIC 13 adjustment	1,246	347	6,913	-307	-1,734	6,465	1	6,466
Profit after income taxes			248			248		248
Expense recognized directly in equity				-66		-66		-66
Income tax on income and expense recognised directly in equity				-10		-10		-10
Share-based compensation		10				10		10
Treasury stock transactions		-6			-195	-201		-201
Convertible bonds and stock options exercised		7				7		7
March 31, 2008	1,246	358	7,161	-383	-1,929	6,453	1	6,454

January 1, 2009 prior to IFRS 13 adjustment	1,226	320	7,454	-457	-1,362	7,181	2	7,183
Cumulated difference from the first-time adoption of IFRIC 13			-12			-12		-12
January 1, 2009 after IFRIC 13 adjustment	1,226	320	7,442	-457	-1,362	7,169	2	7,171
Profit after income taxes			196			196		196
Expense recognized directly in equity				34		34		34
Income tax on income and expense recognised directly in equity
Share-based compensation		-2				-2		-2
Treasury stock transactions		-2			9	7		7
Convertible bonds and stock options exercised		2				2		2
March 31, 2009	1,226	318	7,638	-423	-1,353	7,406	2	7,408

18     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED MARCH 31

€ millions	2009	2008
Profit after taxes	196	248
Adjustments to reconcile profit after taxes to net cash provided by operating activities
Depreciation and amortization	128	132
Losses from at-equity investments	0	1
Gains/losses on disposal of intangible assets and property, plant, and equipment	1	1
Gains on disposal of investments	0	-8
Write-downs of financial assets	3	0
Allowances for doubtful accounts	87	18
Impacts of hedging for cash-settled share-based payment plans	6	10
Stock-based compensation including income tax benefits	-2	17
Excess tax benefit from share-based compensation	0	-8
Deferred income taxes	-73	-57
Change in accounts receivable	-181	242
Change in other assets	105	32
Change in accrued and other liabilities	-375	-763
Change in deferred income	1,490	1,202
Net cash provided by operating activities	1,385	1,067
Business combinations, net of cash and cash equivalents acquired	-3	-3,687
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-50	-61
Proceeds from disposal of intangible assets and property, plant, and equipment	6	7
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-545	-5
Sales of investments	0	422
Purchase of other financial assets	-3	-4
Sales of other financial assets	4	17
Net cash used in investing activities	-588	-3,212
Purchase of treasury stock	0	-258
Proceeds from reissuance of treasury stock	8	41
Proceeds from issuance of common stock (share-based compensation)	1	7
Excess tax benefit from share-based compensation	0	7
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	0	-911
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	66
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-46
Net cash provided by financing activities	13	2,765
Effect of foreign exchange rates on cash and cash equivalents	-67	9
Net change in cash and cash equivalents	743	629
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,020	2,237

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     19
NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General
The condensed consolidated interim financial statements of SAP AG, together with its subsidiaries (collectively, “we”, “our”, “SAP”, “Group”, or “Company”), have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) if endorsed by the European Union (EU). The designation “IFRS” includes all valid International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and the related interpretations. The interim consolidated financial statements for the period ended March 31, 2009 are in compliance with International Accounting Standard (IAS) 34. The quarterly financial statements include condensed balance sheets.
Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
Amounts reported in previous years have been reclassified as appropriate to conform to the 2008 presentation. The restructuring expenses were included as an additional position in the consolidated statements of income for a better explanation of the company’s ability to generate profits.
These unaudited condensed IFRS consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2008, which are included in SAP’s Annual Report 2008.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:

20     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2008	23	116	139
Additions	5	68	73
Disposals	-6	-19	-25
December 31, 2008	22	165	187
Additions	0	0	0
Disposals	0	-15	-15
March 31, 2009	22	150	172
The reduction of subsidiaries in the first quarter of 2009 is due to the fact that we have liquidated non-operating entities. The changes of prior year derive from acquisitions, mergers of operating companies or the liquidation of non-operating entities respectively.
As of March 31, 2009, three companies, in which SAP has the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied in the Consolidated Financial Statements as of December 31, 2008, with the exceptions described below. Our significant accounting policies are summarized in the notes to the annual financial statements. For further information, refer to our SAP Annual Report 2008.
Newly Adopted Accounting Standards
In June 2007, the IFRIC issued IFRIC Interpretation 13, “Customer Loyalty Programmes” (“IFRIC 13”), which addresses accounting by entities that grant loyalty award credits (such as “points” or travel miles) to customers who buy goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. IFRIC 13 became effective on January 1, 2009 and was required to be applied retrospectively. As a result of the retrospective first-time application, we adjusted the January 1, 2008 retained earnings balance by €12 million. The effect on the Q1 2009 and Q1 2008 consolidated income statements was inconsequential. The retrospective application did not have a significant impact on our Consolidated Financial Statements. Additionally, we do not expect the adoption of IFRIC 13 to have a significant impact on our Consolidated Financial Statements going forward.
New Accounting Standards Not Yet Adopted
In March 2009, the IASB issued “Embedded Derivatives: Amendments to IFRIC 9 and IAS 39” (“IFRIC 9”). IFRIC 9 amends IFRIC 9, “Reassessment of Embedded Derivatives and IAS 39, Financial Instruments: Recognition and Measurement” to clarify the accounting treatment of embedded derivatives for entities that make use of the reclassification amendment issued by the IASB in October 2008. The reclassification amendment allows entities to reclassify particular financial instruments out of the fair value through profit or loss category into the available-for-sale or loans and receivables categories in specific circumstances. SAP has not made use of these reclassification rules. IFRIC 9 also clarifies that on reclassification of a financial asset out of the fair value through profit or loss category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in financial statements. The amendments apply retrospectively and are required to be applied for annual periods ending on or after 30 June 2009. IFRIC 9 has not yet been endorsed by the European Union. We do not expect that the amendment of IFRIC 9 will have a significant impact on our Consolidated Financial Statements.
In April 2009, the IASB issued “Improvements to IFRSs” — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The latest amendments were included in exposure drafts of proposed amendments to IFRS published in October 2007, August 2008, and January 2009. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. We are currently determining the impact these amendments will have on our Consolidated Financial Statements.
(4) Acquisitions
We did not acquire any businesses in the first quarter of 2009.
B. NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND BALANCE SHEETS
(5) Income Taxes
In the first quarter of 2009, income taxes and the effective tax rate, each compared with the first quarter of 2008, developed as follows:

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     21

€ millions, unless stated otherwise	Q1 2009	Q1 2008
Profit before income taxes	287	356
Income taxes	-91	-108
Effective tax rate in %	31.7	30.3
(6) Earnings per Share

€ millions, unless otherwise stated	Q1 2009	Q1 2008
Profit attributable to shareholders of SAP AG	196	248
Weighted average number of shares in millions — basic	1,187	1,196
Dilutive effect of stock options/convertible bonds in millions	1	1
Weighted average number of shares in millions — diluted	1,188	1,197
Earnings per share attributable to shareholders of SAPAG — basic in €	0.17	0.21
Earnings per share attributable to shareholders of SAP AG — diluted in €	0.16	0.21
The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the LTI 2000 Plan and SAP SOP 2002 because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represent 37.6 million SAP common shares in the first three months of 2009 and 45.4 million SAP common shares in the first three months of 2008.
(7) Restructuring
In January 2009, SAP announced that the company will continue with the cost saving measures initiated in October 2008 and will reduce the workforce from 51,544 positions to 48,500 at year-end 2009.
SAP started with the installation and realization of the restructuring plan in the first quarter of 2009. Although part of the workforce reduction will be achieved through attrition, SAP also initiated a termination and early retirement plan in the first quarter of 2009. In the first quarter of 2009, we recognized €166 million in restructuring expense which comprises an addition to the restructuring provision of €167 million and the release of €1 million. The restructuring expenses of €166 million in the first quarter of 2009 mainly cover the reduction of 2,200 positions. Also as part of this restructuring plan, SAP has started the process of identifying those facilities that have or will be vacated due to the reduced number of employees. As soon as a plan for the termination of lease contracts exists, we will accrue for future expenses of lease obligations.

22     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Prior year restructuring expenses relate to restructuring activities incurred as a result of the acquisition of Business Objects.
The following table provides an overview of the development of the restructuring provision:
Restructuring development

			Change
			consolidation
€ millions	1/1/2009	Addition	group	Utilization	Release	Currency impact	3/31/2009
Termination benefits	13	165	0	-22	-1	0	155
Cost of closing redundant facilities	39	2	0	-4	0	1	38
Sum	52	167	0	-26	-1	1	193
(8) Shareholders’ Equity
Common Stock
At March 31, 2009, SAP AG had 1,225,844,696 no-par common shares (December 31, 2008: 1,225,762,900) issued with a calculated nominal value of €1 per share.
In the first quarter of 2009, the number of common shares increased by 81,796 shares (Q1 2008: 326,796), which resulted from the exercise of awards granted under certain share-based compensation programs.
Treasury Stock
On March 31, 2009, we had acquired 38 million of our own shares, representing €38 million or 3.1% of capital stock. In the first quarter of 2009 we have not acquired or distributed any shares. In the first quarter of 2008, 8 million shares were acquired under the buyback program at an average price of approximately €32.19 per share and 2 million shares were distributed at an average price of approximately €23.24 per share. The acquired shares represented €8 million or 0.6% of capital stock. The distributed shares represented €2 million or 0.1% of capital stock. Although treasury stock is legally considered to be outstanding, there are not any dividend or voting rights associated with our treasury stock. In the first quarter of 2009 and in the first quarter of 2008 we did not purchase any ADRs. SAP held no ADRs on March 31, 2009.
(9) Share-Based Compensation Plans
A detailed description of our share-based compensation plans is outlined in Note 27 of our consolidated financial statements, which are included in our Annual Report 2008 and our Annual Report 2008 on Form 20-F.
The number of equity-settled options and convertible bonds outstanding related to our equity-classified awards is as follows:

	Number of equity-settled options and
	convertible bonds outstanding
number in thousands	3/31/2009	12/31/2008
Stock Option Plan 2002	3,490	4,961
Long Term Incentive 2000 Plan (convertible bonds)	5,900	5,933
Long Term Incentive 2000 Plan (stock options)	700	756
Each stock option and each convertible bond entitles the holder to subscribe to four shares of SAP AG. The allocations of expenses for share-based compensation to the various expense items are as follows:

€ millions	Q1 2009	Q1 2008	Change in %
Cost of software and software-related services	-1	-1	0
Cost of professional services and other services	-1	-1	0
Research and development	-1	-4	-75
Sales and marketing	0	-2	-100
General and administration	-1	-1	0
Other operating income/expense, net	0	0	N/A
Total share-based compensation	-3	-9	-67

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     23
(C) ADDITIONAL INFORMATION
(10) Contingent Liabilities
A detailed description of our contingent liabilities is outlined in Note 22 of our Annual Report 2008. There have been no significant changes in contingent liabilities since our last annual balance sheet.
For contingent liabilities related to litigations, see Note 11.
(11) Litigation and Claims
Intellectual Property Litigation
In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. The claim construction hearing (Markman hearing) was held in June 2007. The legal proceedings have been stayed pending a decision from the Court of Appeals for the Federal Circuit with respect to an interlocutory appeal.
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German Court determined that the patent is invalid. CSB has appealed, however, the infringement hearing has been stayed pending the appeal. The cancellation hearing for the utility model is scheduled for May 2009.
In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (“Oracle”) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007, a second amended complaint in July 2008 and a third amended complaint in October 2008. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their response to the first amended complaint. In October 2008, SAP and TomorrowNow filed a motion to dismiss in response to Oracle’s third amended complaint. The Court granted the motion in-part which eliminated certain plaintiffs from the lawsuit. Subsequently, in December 2008, SAP filed an answer to the third amended complaint as revised pursuant to the Court’s ruling on the motion to dismiss. The trial is scheduled for February 2010. Additionally, in June 2007, SAP became aware that the United States Department of Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice. In February 2009 a settlement conference was held. No settlement was reached.
In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. A first claim construction hearing (Markman hearing) was held in June 2008. A second Markman hearing was held in March 2009. The trial has been scheduled for August 2009.
In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for January 2011.
In August 2007, Canadian-based JuxtaComm, Inc. (JuxtaComm) instituted legal proceedings in the United States against Business Objects and several other defendants. JuxtaComm alleges that Business Objects’ products infringe one or more of the claims in one patent held by JuxtaComm. In its complaint,

24     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JuxtaComm seeks unspecified monetary damages and permanent injunctive relief. The trial has been scheduled for November 2009.
In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. Among the defendants is Business Objects, which was sued by DSC prior to it being acquired by SAP. DSC alleges that SAP’s products and services infringe one or more of the claims in one patent held by DSC. In its complaint against SAP, DSC seeks unspecified monetary damages and permanent injunctive relief. In its complaint against Business Objects, which also alleges infringement of one or more claims in one DSC patent, DSC seeks unspecified monetary damages and permanent injunctive relief. The legal proceedings had been stayed pending a decision from the Court of Appeals for the Federal Circuit with respect to a Writ of Mandamus. In January 2009, the legal proceedings were re-activated. The trial is scheduled for February 2010.
In May 2008, U.S.-based InfoMentis, Inc. (“InfoMentis”) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit seeks unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. The trial is scheduled for March 2010.
In July 2008, U.S.-based Implicit Networks (Implicit) instituted legal proceedings in the United States against SAP and several other defendants. Implicit alleges that SAP’s products and services infringe one or more of the claims of two patents held by Implicit. In its complaint, Implicit seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in November 2008. The legal proceedings have been transferred from Seattle, Washington to San Francisco, California. A trial date has not yet been set.
In July 2008, U.S.-based Aloft Media (Aloft) instituted legal proceedings in the United States against SAP and several other defendants. Aloft alleges that SAP’s products and services infringe one or more of the claims of two patents held by Aloft. In its complaint, Aloft seeks unspecified monetary damages and permanent injunctive relief. SAP filed its response in October 2008. The trial is scheduled for June 2010.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2008, SAP filed a motion to dismiss. A trial date has not yet been set.
In April 2008, U.S.-based Wellogix, Inc. (“Wellogix”) instituted legal proceedings in the United States against SAP as well as several other defendants. Wellogix alleges several causes of action including, but not limited to, breach of joint venture/partnership agreement, breach of fiduciary duty, fraud, negligent misrepresentation, and misappropriation of confidential information. The lawsuit seeks unspecified monetary damages. SAP filed its responds in May 2008. In December 2008, the Court granted SAP’s motion to dismiss indicating the legal proceedings were improperly initiated in Texas. Wellogix has appealed.
We are also subject to a variety of other claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving all claims and lawsuits against us, individually or in aggregate, did not and will not have a material adverse effect on our business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial or reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, income or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
(12) Segment Information
For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments, refer to Note 28 in our Consolidated Financial Statements, which are included in our Annual Report 2008. Starting in 2009 we have made the following changes within our internal management reporting system: Restructuring costs are no longer included in the segment results, but are shown as a separate line item. Due to changes in our internal reporting structure we have modified the allocation of depreciation and amortization expense to our

IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS     25
segments. For comparison purposes the 2008 figures within the tables presented have also been adjusted.
The following tables present external revenue and segment result from reportable segments as well as a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the consolidated statements of income and a reconciliation of total segment result to profit before income taxes as reported in the consolidated statements of income:
Q1 2009

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,685	640	82	2,407
Segment result	913	169	22	1,104
Depreciation and amortization	-15	-2	0	-17
Q1 2008

€ millions	Product	Consulting	Training	Total
External revenue from reportable segments	1,789	606	111	2,506
Segment result	921	143	45	1,109
Depreciation and amortization	-14	-2	-1	-17

	Q1	Q1
€ millions	2009	2008
External revenue from reportable segments	2,407	2,506
External revenue from services provided outside of the reportable segments	2	1
Adjustment Business Objects support revenue	-11	-47
IFRS reconciliation difference	0	4
Total revenue	2,397	2,464
Segment result from reportable segments	1,104	1,109
Development expense — management view	-390	-446
Administration and other corporate expenses - management view	-143	-166
Restructuring	-160	0
Share-based compensation expenses	-3	-9
External revenue from services provided outside of the reportable segments	2	1
Adjustment Business Objects support revenue	-11	-47
Acquisition-related charges	-66	-83
U.S. GAAP — IFRS reconciliation difference	-25	1
Operating profit	307	360
Other non-operating income/expense, net	-2	-2
Financial income/expense, net	-18	-2
Profit before income taxes	287	356
Geographic Information
The following tables present external revenue and the number of employees by geographic region. The amounts for sales by destination are based on the location of customers.
Software revenue by sales destination

	Q1	Q1
€ millions	2009	2008
EMEA	207	292
Americas	152	217
Asia Pacific Japan	60	113
SAP Group	418	622

26     IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Software and software-related service revenue by sales destination

	Q1	Q1
€ millions	2009	2008
Germany	276	302
Rest of EMEA	606	617
Total EMEA	882	919
United States	460	416
Rest of Americas	154	150
Total Americas	614	566
Japan	97	86
Rest of Asia Pacific Japan	148	169
Total Asia Pacific Japan	245	255
SAP Group	1,741	1,740
Revenue by sales destination

	Q1	Q1
€ millions	2009	2008
Germany	433	453
Rest of EMEA	791	838
Total EMEA	1,223	1,291
United States	650	638
Rest of Americas	211	202
Total Americas	861	840
Japan	120	112
Rest of Asia Pacific Japan	193	221
Total Asia Pacific Japan	313	333
SAP Group	2,397	2,464
Headcount by region

Full-time equivalents	3/31/2009	12/31/2008
Germany	15,520	15,582
Rest of EMEA	10,992	11,246
Total EMEA	26,512	26,828
United States	8,549	9,219
Rest of Americas	3,977	4,243
Total Americas	12,526	13,462
Japan	1,351	1,413
Rest of Asia Pacific Japan	9,533	9,841
Total Asia Pacific Japan	10,884	11,254
SAP Group	49,922	51,544
Headcount by functional area

Full-time equivalents	3/31/2009	12/31/2008
Software and software-related services	6,376	6,466
Professional services and other services	13,399	14,051
Research and development	15,401	15,547
Sales and marketing	10,075	10,701
General and administration	3,173	3,244
Infrastructure	1,498	1,535
SAP Group	49,922	51,544
(13) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in our Annual Report 2008. We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no material related party transactions likely to have a material effect on our business, financial position, or income.
We have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board amounting to a gross value of €63 million, and €64 million, at March 31, 2009, and December 31, 2008, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
For further information on related party transactions, refer to Note 30 in our consolidated financial statements, which are included in our Annual Report 2008.

ADDITIONAL FINANCIAL INFORMATION     27
ADDITIONAL FINANCIAL INFORMATION
U.S. GAAP AND NON-GAAP FINANCIAL DATA (CONDENSED AND UNAUDITED)1
CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP)
Preliminary and unaudited

	Three months ended March 31
€ millions, unless otherwise stated	2009	2008	Change in %

Software revenue	418	622	-33
Support revenue	1,252	1,058	18
Subscription and other software-related service revenue	71	56	27
Software and software-related service revenue	1,741	1,736	0
Consulting revenue	553	587	-6
Training revenue	72	104	-31
Other service revenue	24	25	-4
Professional services and other service revenue	649	716	-9
Other revenue	7	8	-13

Total revenue	2,397	2,460	-3

Cost of software and software-related services	-381	-367	4
Cost of professional services and other services	-516	-567	-9
Research and development	-364	-417	-13
Sales and marketing	-513	-597	-14
General and administration	-131	-152	-14
Restructuring	-160	0	N/A
Other operating income/expense, net	0	-1	-100

Total operating expenses	-2,065	-2,101	-2

Operating income	332	359	-8

Other non-operating income/expense, net	-3	-1	200
Financial income/expense, net	-21	-2	950

Income from continuing operations before income taxes	308	356	-13

Income taxes	-98	-109	-10

Income from continuing operations	210	247	-15

Loss from discontinued operations, net of tax	-6	-5	20

Net income	204	242	-16

— Net income attributable to noncontrolling interests*	0	0	N/A
— Net income attributable to shareholders of SAP AG	204	242	-16
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.18	0.21	-14
EPS from continuing operations — diluted in €	0.18	0.21	-14
EPS from net income attributable to shareholders of SAP AG — basic in €	0.17	0.20	-15
EPS from net income attributable to shareholders of SAP AG — diluted in €	0.17	0.20	-15
Weighted average number of shares**	1,187	1,196
Key Ratios
Operating margin	13.9%	14.6%	-0.7pp
Effective tax rate from continuing operations	31.8%	30.6%

*	Due to the first-time application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” the term “minority interest” has been replaced with “noncontrolling interests” and the categorization of noncontrolling interests is now shown below net income. The prior year figures have also been changed as a result of the adoption of this standard.

**	in millions, treasury stock excluded

[1]	See explanatory note on page 3 of this Interim Report

28     ADDITIONAL FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)
Preliminary and unaudited

€ millions	March 31, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,020	1,277
Restricted cash	1	3
Short-term investments	932	382
Accounts receivable, net	3,250	3,128
Other assets	520	705
Deferred income taxes	238	203
Prepaid expenses/deferred charges	116	84
Current assets	7,077	5,782
Goodwill	5,050	5,009
Intangible assets, net	1,069	1,127
Property, plant, and equipment, net	1,403	1,405
Investments	93	95
Accounts receivable, net	1	2
Other assets	611	566
Deferred income taxes	192	187
Prepaid expenses/deferred charges	24	24
Noncurrent assets	8,443	8,415

Total assets	15,520	14,197

€ millions	March 31, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	519	538
Income tax obligations	315	363
Financial liabilities	2,543	2,574
Other liabilities	1,080	1,486
Provisions	320	214
Deferred income taxes	31	48
Deferred income	2,070	611
Current liabilities	6,878	5,834
Accounts payable	2	5
Income tax obligations	301	278
Financial liabilities	29	36
Other liabilities	99	94
Provisions	522	497
Deferred income taxes	150	157
Deferred income	57	61
Noncurrent liabilities	1,160	1,128
Total liabilities	8,038	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,353	-1,362
Additional paid-in capital	318	320
Retained earnings	7,913	7,709
Accumulated other comprehensive loss	-624	-660
Total equity attributable to shareholders of SAP AG	7,480	7,233
Noncontrolling interests*	2	2
Total equity	7,482	7,235

Total liabilities and total equity	15,520	14,197

*	Reclassification of noncontrolling interests (previously minority interests) is based on the first-time application of SFAS 160.

ADDITIONAL FINANCIAL INFORMATION     29

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)
Preliminary and unaudited

€ millions	Three months ended March 31
	2009	2008
Net income	204	242
Net loss from discontinued operations	6	5
Income from continuing operations	210	247

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	126	141
Losses from equity investees	0	1
Losses on disposal of intangible assets and property, plant, and equipment	1	1
Gains on disposal of investments	0	-8
Writedowns of financial assets	4	0
Allowances for doubtful accounts	87	19
Impacts of hedging for cash-settled share-based payment plans	6	9
Stock-based compensation including income tax benefits	-2	17
Excess tax benefit from share-based compensation	0	-8
Deferred income taxes	-68	-58
Change in accounts receivable	-182	242
Change in other assets	102	32
Change in accrued and other liabilities	-387	-764
Change in deferred income	1,490	1,201

Net cash provided by operating activities from continuing operations	1,387	1,072

Business combinations, net of cash and cash equivalents acquired	-3	-3,687
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-50	-61
Proceeds from disposal of intangible assets and property, plant, and equipment	6	7
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-545	-5
Sales of investments	0	422
Purchase of other financial assets	-3	-4
Sales of other financial assets	4	17

Net cash used in investing activities from continuing operations	-588	-3,212

Purchase of treasury stock	0	-258
Proceeds from reissuance of treasury stock	8	41
Proceeds from issuance of common stock (share-based compensation)	1	7
Excess tax benefit from share-based compensation	0	7
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	0	-911
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	66
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-46

Net cash provided by / used in financing activities from continuing operations	13	2,765

Effect of foreign exchange rates on cash and cash equivalents	-67	8

Net cash used in operating activities from discontinued operations	-2	-4

Net change in cash and cash equivalents	743	629

Cash and cash equivalents at the beginning of the period	1,277	1,608

Cash and cash equivalents at the end of the period	2,020	2,237

30     ADDITIONAL FINANCIAL INFORMATION

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our Non-GAAP numbers (including our Non-GAAP at Constant Currency numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2009					2008			Change in %
					Non- GAAP						Non- GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	418	0	418	-7	411	622	0	622	-33	-33	-34
Support revenue	1,252	11	1,263	-23	1,240	1,058	47	1,105	18	14	12
Subscription and other software-related service revenue	71	0	72	-4	68	56	0	56	27	29	21
Software and software-related service revenue	1,741	11	1,753	-34	1,719	1,736	47	1,783	0	-2	-4
Consulting revenue	553	0	553	-11	542	587	0	587	-6	-6	-8
Training revenue	72	0	72	-1	71	104	0	104	-31	-31	-32
Other service revenue	24	0	24	0	24	25	0	25	-4	-4	-4
Professional services and other service revenue	649	0	649	-12	637	716	0	716	-9	-9	-11
Other revenue	7	0	7	0	7	8	0	8	-13	-13	-13
Total revenue	2,397	11	2,409	-46	2,362	2,460	47	2,507	-3	-4	-6

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-381	47	-334			-367	48	-319	4	5
Cost of professional services and other services	-516	0	-516			-567	0	-567	-9	-9
Research and development	-364	0	-364			-417	14	-403	-13	-10
Sales and marketing	-513	19	-495			-597	21	-576	-14	-14
General and administration	-131	0	-131			-152	0	-152	-14	-14
Restructuring	-160	0	-160			0	0	0	100	100
Other operating income/expense, net	0	0	0			-1	0	-1	-100	-100
Total operating expenses	-2,065	66	-1,999	44	-1,955	-2,101	83	-2,018	-2	-1	-3

Non-GAAP Income Numbers
Operating income	332	77	410	-2	407	359	130	489	-8	-16	-17
Other non-operating income/expense, net	-3	0	-4			-1	0	-1	200	300
Financial income/expense, net	-21	0	-21			-2	0	-2	950	950
Income from continuing operations before income taxes	308	77	386			356	130	486	-13	-21
Income taxes	-98	-19	-118			-109	-32	-141	-10	-16
Income from continuing operations	210	58	267			247	98	345	-15	-23
Loss from discontinued operations, net of tax	-6	0	-5			-5	0	-5	20	0
Net income	204	58	262			242	98	340	-16	-23
— Net income attributable to noncontrolling interests	0	0	0			0	0	0	N/A	N/A
— Net income attributable to shareholders of SAP AG	204	58	262			242	98	340	-16	-23

Non-GAAP Key Ratios
EPS from continuing operations — basic in €	0.18		0.22			0.21		0.29	-14	-24
EPS from continuing operations — diluted in €	0.18		0.22			0.21		0.29	-14	-24
EPS from net income attributable to shareholders of SAP AG— basic in €	0.17		0.22			0.20		0.28	-15	-21
EPS from net income attributable to shareholders of SAP AG— diluted in €	0.17		0.22			0.20		0.28	-15	-21
Weighted average number of shares***	1,187		1,187			1,196		1,196
Operating margin	13.9%		17.0%		17.2%	14.6%		19.5%	-0.7pp	-2.5pp	-2.3pp
Effective tax rate from continuing operations	31.8%		30.6%			30.6%		29.0%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanation of non-GAAP measures for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See explanation of non-GAAP measures for details

***	in millions, treasury stock excluded

ADDITIONAL FINANCIAL INFORMATION     31
Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP Revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	Change in %	2009	2008	Change in %
= U.S. GAAP revenue (€ millions)	418	622	-33%	1,741	1,736	0%
+/- Adjustment between U.S. GAAP revenue	0	0	0	11	47	-77%
and non-GAAP revenue (€ millions)*
= Non-GAAP revenue (€ millions)	418	622	-33%	1,752	1,783	-2%
+/- Adjustment (US$ millions)	128	336	-62%	529	921	-43%
= Non-GAAP revenue (US$ millions)	546	958	-43%	2,281	2,704	-16%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules.

32     ADDITIONAL FINANCIAL INFORMATION
REVENUE BY REGION
Preliminary and
unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended March 31
	2009					2008			Change in %
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	207	0	207	7	214	292	0	292	-29	-29	-27
Americas	152	0	152	-11	141	217	0	217	-30	-30	-35
Asia Pacific Japan	60	0	60	-4	56	113	0	113	-47	-47	-50
Software revenue	418	0	418	-7	411	622	0	622	-33	-33	-34

Software and software-related service revenue by region***
Germany	276	0	277	0	277	302	1	303	-9	-9	-9
Rest of EMEA	606	4	610	28	638	616	17	633	-2	-4	1
Total EMEA	882	4	886	29	915	918	18	936	-4	-5	-2
United States	460	6	466	-60	406	413	24	437	11	7	-7
Rest of Americas	154	0	155	12	167	150	2	152	3	2	10
Total Americas	614	6	620	-47	573	563	26	589	9	5	-3
Japan	97	0	97	-20	77	86	1	87	13	11	-11
Rest of Asia Pacific Japan	148	1	149	5	154	169	2	171	-12	-13	-10

Total Asia Pacific Japan	245	1	246	-15	231	255	3	258	-4	-5	-10
Software and software-related service revenue	1,741	11	1,753	-34	1,719	1,736	47	1,783	0	-2	-4
Total revenue by region***
Germany	433	0	433	0	433	453	1	454	-4	-5	-5
Rest of EMEA	791	4	795	37	832	837	17	854	-5	-7	-3
Total EMEA	1,223	4	1,227	37	1,265	1,290	18	1,308	-5	-6	-3
United States	650	6	656	-85	571	635	24	659	2	0	-13
Rest of Americas	211	0	211	19	230	202	2	204	4	3	13
Total Americas	861	6	868	-66	801	837	26	863	3	1	-7
Japan	120	0	120	-25	95	112	1	113	7	6	-16
Rest of Asia Pacific Japan	193	1	194	8	202	221	2	223	-13	-13	-9
Total Asia Pacific Japan	313	1	314	-17	297	333	3	336	-6	-7	-12
Total Revenue	2,397	11	2,409	-46	2,362	2,460	47	2,507	-3	-4	-6

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanation of non-GAAP measures for details

**	constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period

***	based on customer location

ADDITIONAL FINANCIAL INFORMATION     33
SHARE-BASED COMPENSATION
(U.S. GAAP)
Preliminary and unaudited

	Three months ended March 31
€ millions	2009	2008	Change in %
Share-based compensation per expense line item
Cost of software and software-related services	1	1	0
Cost of professional services and other services	1	1	0
Research and development	1	4	-75
Sales and marketing	0	2	-100
General and administration	1	1	0
Other operating income/expense, net	0	0	N/A
Total share-based compensation	3	9	-67
Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures.
FREE CASH FLOW
Preliminary and unaudited

	Three months ended March 31
€ millions	2009	2008	Change in %
Net cash provided by operating activities from continuing operations	1,387	1,072	29
Purchase of long-lived assets excluding additions from business combinations	-50	-61	-18
Free cash flow	1,337	1,011	32
DAYS SALES OUTSTANDING
Preliminary and unaudited

	March 31, 2009	December 31, 2008	Change in days
Days sales outstanding	73	71	2
HEADCOUNT
Preliminary and unaudited

in full-time equivalents — from continuing
operations	March 31, 2009	December 31, 2008	March 31, 2008
Headcount by Region
Germany	15,520	15,582	15,112
Rest of EMEA	10,990	11,243	11,214
Total EMEA	26,510	26,825	26,326
United States	8,545	9,214	9,586
Rest of Americas	3,977	4,243	4,474
Total Americas	12,522	13,457	14,060
Japan	1,351	1,413	1,466
Rest of Asia Pacific Japan	9,533	9,841	9,422
Total Asia Pacific Japan	10,884	11,254	10,888
Total	49,916	51,536	51,274
Headcount by Functional Area
Software and software-related services	6,370	6,458	6,594
Professional services and other services	13,399	14,051	14,012
Research and development	15,401	15,547	14,990
Sales and marketing	10,075	10,701	10,767
General and administration	3,173	3,244	3,356
Infrastructure	1,498	1,535	1,555
Total	49,916	51,536	51,274

34     ADDITIONAL FINANCIAL INFORMATION
MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless otherwise stated	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	418	1,323	763	898	622
Revenue adjustment*	0	0	0	0	0
Software revenue (Non-GAAP)	418	1,323	763	898	622

Support revenue (U.S. GAAP)	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	11	26	41	52	47
Support revenue (Non-GAAP)	1,263	1,295	1,208	1,151	1,105

Subscription and other software-related service revenue (U.S. GAAP)	71	74	64	64	56
Revenue adjustment*	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	71	74	64	64	56

Software and software-related service revenue (U.S. GAAP)	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	11	26	41	52	47
Software and software-related service revenue (Non-GAAP)	1,752	2,692	2,035	2,113	1,783

Total revenue (U.S. GAAP)	2,397	3,488	2,761	2,858	2,460
Revenue adjustment*	11	26	41	52	47
Total revenue (Non-GAAP)	2,408	3,514	2,802	2,910	2,507

Operating income (U.S. GAAP)	332	1,276	614	593	359
Revenue adjustment*	11	26	41	52	47
Expense adjustment*	66	72	76	66	83
Operating income (Non-GAAP)	409	1,374	731	711	489

Operating margin (U.S. GAAP)	13.9%	36.6%	22.2%	20.7%	14.6%
Operating margin (Non-GAAP)	17.0%	39.1%	26.1%	24.4%	19.5%

Effective tax rate from continuing operations (Non-GAAP)	30.6%	28.3%	30.9%	30.7%	29.0%

EPS from continuing operations — basic in € (U.S. GAAP)	0.18	0.72	0.35	0.34	0.21

EPS from continuing operations — diluted in € (U.S. GAAP)	0.18	0.73	0.34	0.34	0.21

EPS from continuing operations — basic in € (Non-GAAP)	0.22	0.78	0.41	0.42	0.29

EPS from continuing operations — diluted in € (Non-GAAP)	0.22	0.78	0.41	0.42	0.29

Headcount**	49,916	51,536	51,863	51,447	51,274

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanation of non-GAAP measures for details

**	in full-time equivalents — from continuing operations

ADDITIONAL FINANCIAL INFORMATION     35
EXPLANATIONS OF NON-GAAP MEASURES
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP or IFRS and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS. The section above called ‘U.S. GAAP and Non-GAAP Financial Data (Condensed and Unaudited)’ reconciles our non-GAAP financial measures to the corresponding U.S. GAAP measures. On page 36 and 37 of this Interim Report we show the reconciliation from these U.S. GAAP measures to the corresponding IFRS measures.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S GAAP or IFRS — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
▪	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions

▪	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, cash flow conversion ratio, and non-GAAP operating margin at constant currencies. These targets are monitored on a yearly basis and changed if necessary.

▪	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

▪	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

▪	Both, company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
▪	The non-GAAP measures provide investors with insight into management’s decision- making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

▪	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from the acquisition of Business Objects.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP Revenue
Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP and IFRS numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP and IFRS we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP and IFRS support revenues, our U.S. GAAP and IFRS software and software-related service revenues and our U.S. GAAP and IFRS total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP.

36     ADDITIONAL FINANCIAL INFORMATION
Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance. The support contracts are typically one-year contracts and we expect customers will renew them, which would result in revenues from support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP Operating Expense
We exclude acquisition-related charges, which are defined as follows:
▪	Amortization expense of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

▪	Expense from purchased in-process research and development; and

▪	Restructuring expenses as far as incurred in connection with a business combinations
Non-GAAP Operating Income, Non-GAAP Operating Margin, Non-GAAP Net Income and Non-GAAP Earnings per Share
Operating income, operating margin, net income and earnings per share in this document identified as “non-GAAP operating income,” “non-GAAP operating margin,” “non-GAAP net income” and “non-GAAP earnings per share” have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP and IFRS (for IFRS it is in addition to the differences between U.S. GAAP and IFRS) by adjusting for the above mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
▪	The eliminated amounts may be material to us.

▪	Without being analysed in conjunction with the corresponding U.S. GAAP or IFRS measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:
▪	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

▪	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

▪	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

▪	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

▪	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-

ADDITIONAL FINANCIAL INFORMATION     37
acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding IFRS or U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP or IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP or IFRS.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP or IFRS.
Constant Currency Period-Over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP or IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP or IFRS.
U.S. Dollar-based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates. Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission (SEC) is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP and IFRS revenues by the same support revenue fair value adjustment than our non-GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s

38     ADDITIONAL FINANCIAL INFORMATION
operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP and IFRS revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and IFRS and reported in euros.

ADDITIONAL FINANCIAL INFORMATION     39
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP AND THEIR EFFECT ON SAP’S FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2009
SAP prepares financial statements in accordance with the accounting principles generally accepted in the United States of America (U.S. GAAP) and the International Financial Reporting Standards (IFRS). In our financial statements, we have exercised discretions available to issuers in ways that maximize the consistency between our U.S. GAAP and IFRS numbers and avoid many of the differences between the two sets of standards. For example, our revenue recognition was nearly the same under U.S. GAAP and IFRS with only a slightly different revenue figure in 2008, which was the result of the different disclosure requirements for our discontinued operation TomorrowNow.
However, some requirements for reporting under U.S. GAAP and IFRS are irreconcilably different, leading to unavoidable differences in numbers or presentation. The aspects where we were unable to avoid differences are:
Acquisition-Related Restructuring Expenses
Until the end of 2008, U.S. GAAP required in certain circumstances, that restructuring expenses incurred in connection with a business combination were shown as an assumed liability, and therefore did normally not affect income. However, this restructuring expense must be shown as a current expense under IFRS. In the first quarter of 2009, our restructuring expenses (including, among others, adjustments to the carrying amounts of fixed assets) resulted in €6 million more operating expense under IFRS than under U.S. GAAP (Q1 2008: €9 million). With the new standards for business combinations of IFRS and U.S. GAAP (SFAS 141R and IFRS 3 revised), the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Acquired In-Process Research and Development
For acquisitions taking place until the end of 2008, under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. In the first quarter of 2009, this resulted in €1 million higher operating expenses under IFRS than under U.S. GAAP (Q1 2008: €13 million less operating expenses under IFRS). With the new standards for business combinations of IFRS and U.S. GAAP (SFAS 141R and IFRS 3 revised), the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued Operations
Our U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we plan to discontinue its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. However, this did not result in differences in revenues between U.S. GAAP and IFRS in the first quarter of 2009, as the operations of TomorrowNow were wound down in the fourth quarter of 2008. In the first quarter of 2008, this led to our only difference between our disclosures of revenue under U.S. GAAP and IFRS, because whereas we included TomorrowNow revenue of €4 million in our IFRS income statement for the first quarter of 2008, we disclosed it as income from discontinued operations in our corresponding U.S. GAAP income statement. Similarly, in our U.S. GAAP income statement we do not include €9 million (Q1 2008: €11 million) expenses relating to discontinued operations as operating expenses but under income from discontinued operations. Consequently, these expenses affect our IFRS operating profit but not our U.S. GAAP operating income.
Provisions for Litigation Costs
Under U.S. GAAP, we report attorneys’ fees and other legal costs associated with litigation and claims when we incur them. Under IFRS, where appropriate and except to the extent it is probable we will recover them, we include an estimated amount for the litigation costs in a provision we create for the litigation. As a result of this difference, we include a €4 million expense in our IFRS financial statements for the first quarter of 2009 that we do not include in our U.S. GAAP figures for the period (Q1 2008: lower expenses under IFRS of €2 million).
Deferred Taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

40     ADDITIONAL FINANCIAL INFORMATION
RECONCILIATION OF KEY FINANCIALS OF THE CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31
(IFRS and U.S. GAAP)

	2009			2008
		IFRS vs. U.S. GAAP			IFRS vs. U.S. GAAP		Change in %
€ millions, unless otherwise stated	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS		U.S. GAAP
Software revenue	418	0	418	622	0	622	-33		-33
Support revenue	1,252	0	1,252	1,062	-4	1,058	18		18
Subscription and other software-related service revenue	71	0	71	56	0	56	27		27
Software and software-related service revenue	1,741	0	1,741	1,740	-4	1,736	0		0
Consulting revenue	553	0	553	587	0	587	-6		-6
Training revenue	72	0	72	104	0	104	-31		-31
Other service revenue	24	0	24	25	0	25	-4		-4
Professional services and other service revenue	649	0	649	716	0	716	-9		-9
Other revenue	7	0	7	8	0	8	-13		-13
Total revenue	2,397	0	2,397	2,464	-4	2,460	-3		-3
Cost of software and software-related services	-386	5	-381	-375	8	-367	3		4
Cost of professional services and other services	-521	5	-516	-568	1	-567	-8		-9
Research and development	-365	1	-364	-405	-12	-417	-10		-13
Sales and marketing	-513	0	-513	-599	2	-597	-14		-14
General and administration	-139	8	-131	-152	0	-152	-9		-14
Restructuring	-166	6	-160	-5	5	0	3,220		N/A
Other operating income/expense, net	0	0	0	0	-1	-1	N/A		-100
Total operating expenses	-2,090	25	-2,065	-2,104	3	-2,101	-1		-2
Operating income	307	25	332	360	-1	359	-15		-8
Other non-operating income/expense, net	-2	-1	-3	-2	1	-1	0		200
Financial income/expense, net	-18	-3	-21	-2	0	-2	800		950
Income from continuing operations before income taxes	287	21	308	356	0	356	-19		-13
Income taxes	-91	-7	-98	-108	-1	-109	-16		-10
Income from continuing operations	196	14	210	248	-1	247	-21		-15
Loss from discontinued operations, net of tax	0	-6	-6	0	-5	-5	N/A		20
Net income	196	8	204	248	-6	242	-21		-16
- profit attributable to noncontrolling interests	0	0	0	0	0	0	N/A		N/A
- profit attributable to shareholders of SAP AG	196	8	204	248	-6	242	-21		-16
Earnings per share (EPS)
EPS from continuing operations — basic in €	0.17		0.18	0.21		0.21	-19		-14
EPS from continuing operations — diluted in €	0.16		0.18	0.21		0.21	-24		-14
EPS attributable to shareholders of SAP AG — basic in €	0.17		0.17	0.21		0.20	-19		-15
EPS attributable to shareholders of SAP AG — diluted in €	0.16		0.17	0.21		0.20	-24		-15
Weighted average number of shares in millions, treasury stock excluded	1,187		1,187	1,196		1,196
Key ratios
Operating margin in %	12.8		13.9	14.6		14.6	-1.8	pp	-0.7	pp
Effective tax rate from continuing operations in %	31.7		31.8	30.3		30.6

ADDITIONAL FINANCIAL INFORMATION     41
REVENUE BY REGION
THREE MONTHS ENDED MARCH 31
(IFRS and U.S. GAAP)

	2009			2008
		IFRS vs. U.S. GAAP			IFRS vs. U.S. GAAP		Change in %
€ millions	IFRS	Difference	U.S. GAAP	IFRS	Difference	U.S. GAAP	IFRS	U.S. GAAP
Software revenue by region*
EMEA	207	0	207	292	0	292	-29	-29
Americas	152	0	152	217	0	217	-30	-30
Asia Pacific Japan	60	0	60	113	0	113	-47	-47
Software revenue	418	0	418	622	0	622	-33	-33
Software and software-related service revenue by region*		0			0
Germany	276	0	276	302	0	302	-9	-9
Rest of EMEA	606	0	606	617	-1	616	-2	-2
Total EMEA	882	0	882	919	-1	918	-4	-4
United States	460	0	460	416	-3	413	11	11
Rest of Americas	154	0	154	150	0	150	3	3
Total Americas	614	0	614	566	-3	563	8	9
Japan	97	0	97	86	0	86	13	13
Rest of Asia Pacific Japan	148	0	148	169	0	169	-12	-12
Total Asia Pacific Japan	245	0	245	255	0	255	-4	-4
Software and software-related service revenue	1,741	0	1,741	1,740	-4	1,736	0	0
Total revenue by region*		0			0
Germany	433	0	433	453	0	453	-4	-4
Rest of EMEA	791	0	791	838	-1	837	-6	-5
Total EMEA	1,223	0	1,223	1,291	-1	1,290	-5	-5
United States	650	0	650	638	-3	635	2	2
Rest of Americas	211	0	211	202	0	202	4	4
Total Americas	861	0	861	840	-3	837	2	3
Japan	120	0	120	112	0	112	7	7
Rest of Asia Pacific Japan	193	0	193	221	0	221	-13	-13
Total Asia Pacific Japan	313	0	313	333	0	333	-6	-6
Total revenue	2,397	0	2,397	2,464	-4	2,460	-3	-3

*	based on customer location

42     ADDITIONAL INFORMATION
ADDITIONAL INFORMATION
FINANCIAL CALENDAR
May 19, 2009
Annual General Meeting of Shareholders,
Mannheim, Germany
July 29, 2009
Second quarter 2009,
Preliminary Earnings Release, telephone conference
October 28, 2009
Third quarter 2009,
Preliminary Earnings Release, telephone conference
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